UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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On May 31, 2022, our indirect wholly owned subsidiary Visionary Education Services & Management Inc. (“VESM”) was granted an extension by GTA Office DMM Inc. (the “Vendor”), to the date that VESM is obligated to deliver a fully executed commitment letter from a lender selected by us with respect to our debt financing for the purchase of the property subject to the Moatfield Drive Purchase Agreement from May 31, 2022 to June 6, 2022. The amendment to Section 2(d) of the Sixth Amendment (the “Sixth Amendment”) of the Moatfield Drive Purchase Agreement, which amended Section 4.1(b) of the Moatfield Drive Purchase Agreement, provided for the extension.

The foregoing summaries of the “Sixth Amendment,” and the “Moatfield Drive Purchase Agreement” are not complete and are qualified in their entirety by reference to the full text of the form of (1) the Sixth Amendment, which was filed as Exhibit 10.1 to our Report on Form 6-K filed on May 27, 2022, and (2) the Moatfield Drive Purchase Agreement, which was filed as Exhibit 10.24 to our Registration Statement on Form F-1 (File No. 333-263290), as amended.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Sixth Amendment to Purchase Agreement executed as of May 25, 2022, by and between GTA Office DMM Inc. and Visionary Education Services & Management Inc. (incorporated by reference to Exhibit 10.1 to the registrant’s Form 6-K filed on May 27, 2022)
10.24	Agreement of Purchase and Sale of 95-105 Moatfield Drive, Toronto, Ontario, by and between GTA Office DMM Inc. and 123 Real Estate Development Ontario Ltd., dated May 19, 2021 (incorporated by reference to Exhibit 10.24 of the registrant’s Registration Statement on Form F-1 filed on November 23, 2021)

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: June 1, 2022	By:	/s/Dr. Thomas Traves
Dr. Thomas Traves
Chief Executive Officer

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